August 14, 2020

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Rossotto:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on August 12, 2020, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Kensington Managed Income Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to this letter.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

Prospectus

Comment 1. In the Prospectus description of the portfolio manager, there is a refence to two entities using the Kensington Analytics LLC name. Please confirm this is not a typographical error.

Response. The Registrant so confirms that there are two entities using the Kensington Analytics LLC name and undertakes to include further clarifying information on this point in the final Prospectus.

Comment 2. In the description of sub-advisory fees paid by the adviser to the sub-adviser, there is a reverse breakpoint configuration. Please confirm this is correct and summarize the Board's analysis of the reasonableness of this arrangement.

Response. The Registrant confirms that the reverse breakpoint configuration is correct. The Board noted that the fees paid by the Fund are not affected by this somewhat novel fee structure as the Fund pays only the adviser's fee. The Board accepted the adviser's explanation that a reverse breakpoint configuration is intended to provide a modest reward to the sub-adviser (at the adviser's expense and not the Fund's) for the success of the Fund. As such, the adviser believes (and the Board does not dispute this belief) that this incentive encourages strong Fund performance and support of efforts to grow the Fund.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/

Parker Bridgeport